Exhibit 99.3
Investor Presentation September 2009

Disclaimer This Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward- looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about our future performance; projections of our results of operations or financial condition; statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning our corporate and tax domiciles and potential changes to them; statements regarding tax liabilities and related audits and proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission; expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch "SE" company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish "SE" company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 50. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos, ASIC expenses and asset impairments", "EBIT margin excluding asbestos, ASIC expenses and asset impairments", "Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos and asset impairments", "Effective tax rate excluding asbestos, asset impairments and tax adjustments", "EBITDA" and "General corporate costs excluding domicile change related costs"). Unless otherwise stated, results and comparisons are of the 1st quarter and current fiscal year versus the 1st quarter of the prior fiscal year.

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

Annual net sales US$1.2b Total assets US$1.9b Operations in North America, Asia Pacific and Europe 2,300 employees Market cap US$2.49b S&P/ASX 100 company NYSE listing Note: Net sales and total assets are at 31 March 2009 James Hardie: a growth focused company

Growth focused Sustainable competitive advantage Unique proprietary technology Strong financial performance, cash flows and balance sheet1 Track record of outperforming US housing market Focused on fibre cement 1 Excluding asbestos-related items 1 Excluding asbestos-related items Investment attributes

James Hardie pioneered the development of fibre cement technology in the 1980s Superior Durability Fire Resistant Termite Proof Fire Resistant Hail Resistant Moisture Resistant Termite Proof First to develop fibre cement

Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage Industry leadership and profitable growth Global strategy

Business portfolio At and for the ended ended 31 March 2009 * Total Identifiable Assets - Excludes General Corporate, Research and Development and Asbestos-related items ** EBIT - Excludes Research and Development EBIT and Asbestos-related items USA and Europe Fibre Cement (Established High Growth/High Return ) Asia-Pacific Fibre Cement (Established High Return) 80% 82% 20%

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

1990 - 1995 Entered US in 1990 to manufacture and market roofing shakes (one line, one plant) Shifted target market from roofing to siding Moved to high throughput, low unit cost manufacturing strategy Revenue growth led to investment in new capacity 1995 - 2000 Entry of direct fibre cement competition Advancements in product and process technology Moved to 'product leadership' strategy USA and Europe Fibre Cement - brief history

2000 - 2006 A number of cladding competitors exit Business continued to grow strongly in buoyant housing market Product leadership strategy helps revenue outstrip volume growth Business model is proven - continues to deliver good returns in housing downturn New competitive capacity is added USA and Europe Fibre Cement - brief history continued

2006 - present The business focus turn to: Sustaining earnings in a low demand environment Ensuring output matches demand Building Repair and Remodel into a core business Maintaining product leadership Retaining the operational flex to increase production should a recovery eventuate Staying on strategy USA and Europe Fibre Cement - a brief history continued

Sustainable competitive advantage Unique plant engineering and proprietary process technology and product formulations - significant investment in R&D Superior capital cost efficiency Low cost manufacturer Only national producer of fibre cement in each key geographic market Excellent plant economies of scale - plants 2-3 times larger than fibre cement competitors Unique differentiated products, widest range and strong brands USA and Europe Fibre Cement

Exterior products Siding Soffit Fascia Trim Interior products 1/4 inch backerboard Hardiebacker 500(r) Total net sales compound annual growth rate of 17% for interior products and 4% for exterior products (FY00 - FY09). USA and Europe Fibre Cement - revenue growth streams

USA and Europe Fibre Cement - sales mix New Construction vs. Repair and Remodel New Construction R&R Total Sales 35% 65% Exterior Products 39% 61% Interior Products 25% 75% Exterior vs. Interior Products Exteriors Interiors Volume 75% 25% Revenue 80% 20% All market and market share figures are management estimates and cannot be accurately measured

Exterior products - US siding market Large growth opportunity Sources: NAHB Builder Practices and Consumer Practices Report - 2008 Siding and Exterior Wall Finish Note - market and share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined Estimated fibre cement terminal share 35%

Understanding the Repair and Remodel market Repair and Remodel siding market - 5.7 billion square feet (2008 est) Replace SF 48% Add & Alts 7% Repairs 27% Replace MF 16% All market and market share figures are management estimates and cannot be accurately measured MF = Multi Family; SF = Single Family Where does the product go?

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl Vinyl Fire resistant Hail resistant Resists warping Resists buckling Colour lasts longer Dimensional stability Can be repainted Hail resistant ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Fibre cement USA and Europe Fibre Cement Engineered wood ? ? ? ? ? ? ? ? Superior product performance

Interior products

James Hardie

- Net sales growing strongly
  - CAGR* 17% (FY00-FY09)
- Leading position in 1/4” segment
  - technology advantage for floor applications
- Hardiebacker 500® is driving penetration on wall applications
- High terminal segment share


Hardiebacker
Others

FY 1997 657mmsf


Hardiebacker
Others

FY 2009 1.0bsf

* Compound Annual Growth Rate

USA and Europe Fibre Cement

20

Attributes Protection against moisture damage and mould growth (total wet area solution) Strength Highest compressive and flexural strength available Workability Cleaner and less abrasive than glass mesh Low density formulation - lightest cement board on the market Interior products - continued USA and Europe Fibre Cement

Flat Sheet Plants Capacity (mmsf) Plants operating at September 2009 Cleburne, Texas 500 Peru, Illinois 560 Pulaski, Virginia 600 Reno, Nevada 300 Tacoma, Washington 200 Waxahachie, Texas 360 Plants suspended at September 2009 Blandon, Pennsylvania1 200 Fontana, California1 180 Summerville, South Carolina1 190 Flat Sheet Total 3,390 JH Plant Design Capacity Tacoma, WA Plant City, FL Waxahachie, TX Cleburne, TX Peru, IL Blandon, PA Summerville, SC Pulaski, VA Reno, NV Fontana, CA Plant locations 1 Production was suspended at the Blandon plant in October 2007; at the Summerville plant in November 2008; and at the Fontana plant in December 2008 Largest fibre cement producer in North America

Low cost fibre cement producer CAPITAL COST PER UNIT OF CAPACITY (US$/SF) 0.1 0.15 0.2 0.25 0.3 0.35 0.4 FY91 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY05 FY06 FY07 $US / SF PRODUCTION CAPACITY PER LINE 60 100 150 200 3001 0.1 50.1 100.1 150.1 200.1 250.1 300.1 350.1 1990 1994 1998 2001 2006 MMSF 1 Since 2006, capacity per line has remained at 300 mmsf USA and Europe Fibre Cement

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

Five manufacturing plants in Asia Pacific FY09 net sales US$52.6m FY09 EBIT US$6.7m Higher value differentiated products Lower delivered cost Shift to growth model Philippines focus on profitability Asia Pacific Fibre Cement

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

Product leadership Continued investment in new product development and commercialisation Value-added, differentiated products Benefits: Grow the fibre cement category Grow revenue Sustain good margins Defend and strengthen our competitive position Organisational focus

Product leadership - examples in USA and Europe Fibre Cement: ColorPlus(r) Collection (pre-painted siding and trim): Driving growth against vinyl in Northern Division Launched in Western and Southern Divisions FY07 Organisational focus - ColorPlus(r)

Higher quality products with higher revenue stream Strategy designed to reduce 'on the wall' cost and close gap with vinyl siding Supply of pre-painted exterior products Reduce supply chain costs Installer education Channel increases revenue base and gains incremental volume End-user gets higher quality product at reduced cost Organisational focus - ColorPlus(r) Model USA and Europe Fibre Cement

30 7th Generation versus 2nd Generation generic fibre cement The HardieZone(tm) System represents a logical extension of Hardie technology Organisational focus - HardieZone(tm) System

31 Our finest siding ever Engineered for Climate(tm) Highest protection from the elements Sustained beauty with less maintenance Higher customer satisfaction Differentiation from generic fibre cement Seven strategically located manufacturing facilities The warranty homebuyers have been asking for Our best warranty Organisational focus - HardieZone(tm) System

Product leadership - examples Asia Pacific Fibre Cement ScyonTM range of value-added, differentiated products launched 2007 ScyonTM wet area flooring ScyonTM Trim and ScyonTM LineaTM weatherboards ScyonTM Matrix cladding Organisational focus - continued

Today Tomorrow HardiePlank ColorPlus Cemplank Next Generation Cemplank HardieZone Hardieplank/ ColorPlus Changing US product mix Product mix will evolve significantly in the medium term to continue to drive revenue and leverage market position Organisational focus - continued

34 Total Housing Starts - NAHB NAHB latest forecast of 2009 Housing Starts is 561k (including MF-high) Source: NAHB Executive Level Forecasts - Total US Housing Starts (incl. SF, MF-low and MF-high) May 2009 estimate Jul 2009 estimate

Focus on primary demand growth and cost management Business re-sets in late 2006/early 2007; in April 2008; and in November 2008: production re-scheduled to balance supply and demand production suspended at Blandon PA, Summerville SC plants and Fontana CA corporate-wide review of activities, projects and cost-saving opportunities changes made to SG&A cost base considering impact on ability to enable business to compete and grow as the housing market recovers Employee numbers in US business down 38.5% from peak in 2006 Assisted in delivery of solid operating performance despite weaker market Able to 'flex up' quickly if needed; continuing to invest in growth initiatives USA and Europe Fibre Cement Response to US housing downturn

36 USA and Europe Fibre Cement Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau Top Line Growth '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 Q1FY10 Volume (mmsf) / Starts (000s Units) $0 Revenue (US$M) JH Volume JH Revenue Housing Starts '09

37 USA and Europe Fibre Cement Primary Growth Performance Sources: Dodge US addressable starts (SF & MF-low); US Census R&R $ expenditures less CPI Note: • US Census discontinued their R&R $ expenditures report in 2007 • 2008 R&R = avg. published Home Depot & Lowe's same store sales less CPI

38 Average Net Selling Price US$ per MSF USA and Europe Fibre Cement 380 420 460 500 540 580 620 FY04 FY05 FY06 FY07 FY08 FY09 Q1 FY10 US$625

39 USA and Europe Fibre Cement 0 20 40 60 80 100 120 140 FY04 Q1 FY05 Q1 FY06 Q1 FY07 Q1 FY08 Q1 FY09 Q1 FY10 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales EBIT and EBIT Margin* * Excludes impairment charges of US$45.6 million in Q4 FY08

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

Actual FY09 Actual FY08 Actual FY07 Actual FY06 Actual FY05 Actual FY04 Revenue Growth (18)% (5)% 4% 23% 23% 25% EBIT Margin* 14% 20% 22% 21% 19% 18% Return on Capital Employed* 17% 25% 28% 32% 27% 23% 1Long term targets exclude asbestos-related items * Excludes asbestos adjustments, SCI and other related expense, ASIC expenses and impairments Long term financial targets1

Q1 FY10 - results overview Operating results continue to reflect weakness in the US housing construction activity and general economic conditions Net operating profit for the quarter primarily affected by unfavourable asbestos adjustments US$ Millions Q1 FY10 Q1 FY09 % Change Net operating (loss) profit (77.9) 1.4 - Net operating profit excluding asbestos, ASIC expenses and tax adjustments 41.6 40.0 4 Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents) 9.6 9.3 3

43 1st Quarter Key Points Sales down due to weaker market Sales volumes were lower across all regions ColorPlus(r) again increased as a percentage of our product mix Earnings benefitted from lower costs, particularly for pulp, energy and freight Lower SG&A costs, higher average selling price and lower unit costs more than offset lower volumes to produce an increase in EBIT Q1 FY10 - results overview continued

44 Outlook While the US residential construction market appears to be "nearing the bottom", it remains too early to ascertain the timing, rate or extent of any recovery The market is facing continuing challenges, including: excess supply of existing housing stock; restricted access to credit for potential home buyers; a recent upturn in interest rates; expiry of the first-time home buyer's tax credit in November 2009; and a stagnant employment market The business remains focused on: driving our long-term strategy; sustaining earnings in a low-demand environment; and retaining the operational flex to increase production should a recovery eventuate We expect the US business will continue to perform well despite the continuing challenging operating environment Q1 FY10 - results overview continued

45 Key Ratios Q1' FY10 FY09 FY08 EPS (Diluted)1 9.6c 22.3c 38.1c Dividend Paid per share N/A 8.0c 27.0c Return on Shareholders' Funds1 17.8% 11.2% 17.7% Return on Capital Employed2 23.6% 16.7% 24.2% EBIT/ Sales (EBIT margin)2 22.4% 14.2% 19.2% Gearing Ratio1 19.0% 24.0% 21.5% Net Interest Expense Cover2 45.6x 18.2x 33.9x Net Interest Paid Cover2 53.2x 21.9x 22.0x Net Debt Payback3 0.7yrs 4.3yrs 0.7yrs 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, ASIC expenses, asset impairments and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Excludes payments under the Amended FFA Q1 FY10 - results overview continued

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

Current status Asbestos compensation agreement - negotiated 2004 - 2006, resolved early 2007 Australian tax issue - FY 2002-2006, resolved 2008 IRS - 2006 - 2007, resolved 2009 ASIC proceedings - decision on exoneration, penalties and costs delivered August 2009 Future domicile - expect resolution late 2009 early 2010 Australian tax issue - FY 1999, court hearings September 2009 Corporate issues

Operations, strategy and performance USA and Europe Fibre Cement Asia Pacific Fibre Cement Organisational focus Financial history Corporate issues Summary Agenda

We have a strong, well established, growth focused and high return business We have a sustainable competitive advantage Our model for strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Upsides due to current R&D investments Significant organisational advantages Focused strategy and organisational effort Scale Strong cash flows have been achieved consistently and the company is in a sound financial position Accounting results subject to volatility - FX impact on A$ asbestos liability Summary

50 Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. Definitions

51 Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents.

52 Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses - EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. Q1 Q1 US$ Millions FY 2010 FY 2009 EBIT $ (57.1) $ 22.9 Asbestos: Asbestos adjustments 119.8 40.5 AICF SG&A expenses 0.5 0.6 ASIC expenses 0.6 1.5 EBIT excluding asbestos and ASIC expenses 63.8 65.5 Net Sales $ 284.5 $ 365.0 EBIT margin excluding asbestos and ASIC expenses 22.4% 17.9%

53 Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments - Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2010 FY 2009 Net operating (loss) profit $ (77.9) $ 1.4 Asbestos: Asbestos adjustments 119.8 40.5 AICF SG&A expenses 0.5 0.6 AICF interest income (0.7) (0.9) Gain on AICF investments (0.4) - ASIC expenses 0.6 1.5 Tax adjustments (0.3) (3.1) Net operating profit excluding asbestos, ASIC expenses and tax adjustments $ 41.6 $ 40.0

54 Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments - Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2010 FY 2009 Net operating profit excluding asbestos, ASIC expenses and tax adjustments $ 41.6 $ 40.0 Weighted average common shares outstanding - Diluted (millions) 435.4 432.2 Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents) 9.6 9.3

55 Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2010 FY 2009 Operating (loss) profit before income taxes $ (53.0) $ 21.8 Asbestos: Asbestos adjustments 119.8 40.5 AICF SG&A expenses 0.5 0.6 AICF interest income (0.7) (0.9) Gain on AICF investments (0.4) - Operating profit before income taxes excluding asbestos $ 66.2 $ 62.0 Income tax expense (24.9) (20.4) Tax adjustments (0.3) (3.1) Income tax expense excluding tax adjustments (25.2) (23.5) Effective tax rate excluding asbestos and tax adjustments 38.1% 37.9%

56 Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. Q1 Q1 US$ Millions FY 2010 FY 2009 EBIT $ (57.1) $ 22.9 Depreciation and amortisation 15.0 14.0 EBITDA $ (42.1) $ 36.9

57 Non-US GAAP Financial Measures (continued) General corporate costs excluding domicile change related costs - General corporate costs excluding domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. Q1 Q1 Q1 Q1 US$ Millions FY 2010 FY 2010 FY 2009 FY 2009 General corporate costs $ 12.5 $ 12.4 Excluding: Domicile change related costs 4.5 0.2 General corporate costs excluding domicile change related costs $ 8.0 $ 12.2